Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2016

Results of operations – management discussion & analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2016 and 2015:

	2016		2015
	$ million	% of total	$ million	% of total
Time charter-bareboat	1.4	1%	—	0%
Time charter-fixed rate	38.6	32%	39.7	26%
Time charter-variable rate (profit-share)	19.3	16%	22.5	15%
Voyage charter-spot market	55.2	46%	83.0	54%
Voyage charter-contract of affreightment	5.4	5%	6.0	4%
Pool arrangement	—	0%	2.8	1%

Total voyage revenue	119.9	100%	154.0	100%

Voyage revenue earned for the six months ended June 30, 2016 and 2015:

	2016		2015
	$ million	% of total	$ million	% of total
Time charter-bareboat	2.7	1%	—	0%
Time charter-fixed rate	82.1	34%	81.5	26%
Time charter-variable rate (profit-share)	34.6	14%	43.0	15%
Voyage charter-spot market	110.9	46%	162.5	54%
Voyage charter-contract of affreightment	11.6	5%	10.7	4%
Pool arrangement	—	0%	5.2	1%

Total voyage revenue	241.9	100%	302.9	100%

Voyage revenue earned during the three months ended June 30, 2016, totaled $119.9 million, compared to $154.0 million earned in the three months ended June 30, 2015, a 22.2% decrease. The decrease was mostly due to the softening of the market for crude tankers due to seasonal factors, exacerbated by an increase in global fleet capacity, refinery maintenance shutdowns and supply disruptions in West Africa. The product carrier market was also affected by these factors. In particular, the LNG carrier Neo Energy, which had come off time-charter in the first quarter, found itself in an especially poor market and undertook a long repositioning voyage in order to secure more favorable rates than those previously available. The newly acquired suezmax crude carrier Decathlon and newly delivered VLCC Ulysses helped offset the poor spot rates achieved by other vessels.

During the second quarter of 2016, the Company operated on average 50.5 vessels, compared to 50.0 vessels in the second quarter of 2015. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the second quarter of 2016 was 96.4%, compared to 97.7% of the second quarter of 2015. However, if the Neo Energy is excluded, the operating days of the remainder of the fleet was 98.0%. Lost days arose from the dry-dockings of the product carrier Amphitrite, the LR2 Proteas and the suezmax Spyros K. In the previous second quarter, lost days related to the dry-docking of the product carriers Apollon, Ajax and Aris.

Operating days on pure time-charter without profit share increased by 98 days, or 6.4%, between the two second quarters, as the Company started from the beginning of the year to place more vessels on fixed employment, with the days employed on time-charter offset by lost days incurred by the Neo Energy. However, the amount of revenue earned on such charters in total decreased by $1.1 million, or 2.8%, the extra revenue earned by the extra vessel days on time-charter was more than offset by the lack of employment for the Neo Energy, resulting in a reduction of approximately $7.1 million in gross revenue, and the lower revenue, by $3.6 million, earned by the VLCC Millennium on its new bare-boat charter. The number of days utilized in profit-share arrangements increased in the second quarter of 2016 to 954, from the 824 days in the second quarter of 2015, while revenue earned in profit sharing arrangements decreased by 14.2% due to the lack of profit share earned due to the softening of the market. The number of days in the second quarter of 2016 that vessels were employed on spot, contract of affreightment and pool voyages decreased to 1,839 from 2,080 in the second quarter of 2015, an 11.6% decrease as the Company moved vessels into fixed employment. Due to 241 fewer days in spot and the poorer market, revenue earned on those types of employment decreased by $31.2 million, or 34.0%. In particular, the suezmax and aframax crude carriers suffered spot rate decline of up to 18% compared to the previous second quarter, while product carriers saw spot rate declines of over 20% over the equivalent quarter of 2015.

During the six months ended June 30, 2016, voyage revenue decreased to $241.9 million from $302.9 million earned in the first half of 2015, a decrease of $61.0 million, or 20.1%, compared to revenue achieved in the six months ended June 30, 2015. For the first six months of 2016, an average 50.1 vessels operated, compared to 50.0 vessels in the first six months of 2015. Since the beginning of 2015 to June 30, 2016, the Company has taken delivery of the suezmax tankers Pentathlon in November 2015 and Decathlon in February 2016, the VLCC Ulysses in mid-May 2016 and the aframax tanker Elias Tsakos at the end of June 2016. For the first six months of 2016, the utilization achieved was 95.8%, compared to 98.5% in the first six months of 2015. Apart from the lost days of the second quarter, the six month period of 2016 also includes lost days on the dry-dockings of Euronike, Archangel and Arctic in the first quarter and repositioning voyages of certain other vessels.

The average daily revenue per vessel for the second quarter of 2016, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $21,602 per day, compared to $26,720 per day for the previous year’s second quarter. For the six-month period of 2016, the average daily TCE was $22,477, compared to $26,155 for the equivalent period of 2015. Average daily TCE rate earned for the three and six month periods ended June 30, 2016 and 2015, per vessel category were:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	$	$	$	$
LNG carrier	(24,479)	78,488	49,012	78,488
VLCC	30,603	52,671	28,197	44,252
Suezmax	27,457	33,629	28,492	32,548
DP2 Suezmax	48,902	45,472	48,873	45,472
Aframax	23,737	29,972	25,170	29,990
Panamax	14,822	15,336	14,795	14,612
Handymax	15,342	15,034	15,711	14,651
Handysize	12,768	18,300	13,806	18,765

TCE is calculated by taking voyage revenue less voyage expenses divided by the number of operating days.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Voyage revenues	$119,851	$154,020	$241,942	$302,887
Less: Voyage Expenses	(25,020)	(35,248)	(47,473)	(69,798)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	910	—	1,820	—

Time charter equivalent revenues	$95,741	$118,772	$196,289	$233,089

Divided by: net earnings (operating) days	4,432	4,445	8,733	8,912
Average TCE per vessel per day	$21,602	$26,720	$22,477	$26,155

Voyage expenses

Voyage expenses include commissions and costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. The voyage related expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators.

Voyage expenses for the three months ended June 30, 2016 and 2015:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2016	2015		2016	2015
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	10.1	17.4	(41.8)%	5,513	8,759	(37.1)%
Port and other expenses	10.1	11.9	(15.4)%	5,481	5,987	(8.5)%
Commissions	4.8	5.9	(18.8)%	2,611	2,975	(12.2)%

Total	25.0	35.2	(29.0)%	13,605	17,721	(23.2)%

Voyage expenses for the six months ended June 30, 2016 and 2015:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2016	2015		2016	2015
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	19.2	35.6	(46.0)%	5,101	9,513	(46.4)%
Port and other expenses	18.6	22.4	(17.0)%	4,950	6,011	(17.7)%
Commissions	9.6	11.8	(18.3)%	2,552	3,148	(18.9)%

Total	47.5	69.8	(32.0)%	12,602	18,672	(32.5)%

The amount of voyage expenses is highly dependent on the voyage patterns followed and part of the change between quarters may usually be explained by changes in the total operating days the fleet operated on spot charter. Voyage expenses were $25.0 million during the quarter ended June 30, 2016, compared to $35.2 million during the prior year’s second quarter, a 29.0% decrease. The number of days that the vessels were employed on types of employment bearing voyage expenses (spot and contract of affreightment) in the second quarter of 2016 was 1,839 compared to 1,989 in the prior year’s second quarter, a decrease of 7.5%. The decrease in bunkering expenses between the second quarter of 2016 and 2015 is mainly due to the decrease in average bunker prices paid by 31.4%, offset by an increase in the volume consumed by 5.6% despite fewer vessels on spot, the increased consumption being due to longer repositioning voyages to secure better markets. Total port expenses paid during the second quarter of 2016 were 15.4%, down from the previous second quarter. Average port expenses per vessel per day were 8.5% lower than in the second quarter of 2015, mainly because there was a 11.6% decrease in days that vessels operated in the spot market.

Voyage expenses were $47.5 million in the first six months of 2016, compared to $69.8 million in the first six months of 2015, a 32.0% decrease. For the six month periods, the days the vessels were operating in types of employment bearing voyage expenses were 3,767 days in the first six months of 2016, similar to the 3,738 days in the prior year’s equivalent period. The volume of the bunkers consumed was lower by 5.4% in the first half of 2016 than in the first half of 2015, while the bunker prices paid decreased by 39.5% between the corresponding six month periods. Port and other expenses decreased by 17.0% between the six month periods, and also decreased by 17.7% on a daily basis as more vessels entered time-charters.

Commissions amounted to $4.8 million or 4.0% of voyage revenue during the second quarter of 2016 compared to $5.9 million or 3.8% of voyage revenue during the second quarter of 2015, the reduction being due to reduced revenue caused by the softer market. For the six month period ended June 30, 2016, commissions amounted to $9.6 million, or 4.0% of voyage revenue, compared to $11.8 million, or 3.9% of voyage revenue, in the corresponding period of 2015. The overall decrease between the respective six month periods was due to lower revenue, while the average commission rate remained at a similar level.

Vessel operating expenses

Operating expenses for the three months ended June 30, 2016 and 2015:

	Operating expenses			Average daily operating expenses per vessel
	2016	2015		2016	2015
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	21.0	20.7	1.5%	4,665	4,555	2.4%
Insurances	3.4	3.9	(12.4)%	757	856	(11.6)%
Repairs and maintenance, and spares	5.4	5.9	(9.2)%	1,192	1,301	(8.4)%
Stores	2.2	2.2	(0.4)%	484	477	1.4%
Lubricants	1.6	1.7	(8.1)%	344	371	(7.3)%
Other (quality and safety, taxes, registration fees, communications)	2.5	2.6	(4.7)%	562	585	(3.9)%
Foreign currency losses	0.1	0.1	16.3%	22	19	15.8%

Total	36.2	37.1	(2.6)%	8,026	8,164	(1.7)%

Earnings capacity days				4,508	4,550

Operating expenses for the six months ended June 30, 2016 and 2015:

	Operating expenses			Average daily operating expenses per vessel
	2016	2015		2016	2015
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	40.6	41.2	(1.7)%	4,540	4,559	(0.4)%
Insurances	7.0	7.8	(10.3)%	781	860	(9.2)%
Repairs and maintenance, and spares	10.0	10.6	(5.0)%	1,123	1,167	(3.8)%
Stores	4.5	4.4	1.1%	503	491	2.4%
Lubricants	3.1	3.6	(14.6)%	347	401	(13.5)%
Other (quality and safety, taxes, registration fees, communications)	5.6	5.7	(1.9)%	625	629	(0.6)%
Foreign currency losses/(gains)	0.4	(0.2)	(245.0)%	39	(27)	(244.4%)%

Total operating expenses	71.1	73.1	(2.8)%	7,958	8,080	(1.5)%

Earnings capacity days				8,931	9,050

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses such as quality and safety, tonnage tax, registration fees, communications costs and foreign currency (gains) or losses.

Vessel operating expenses are borne by the Company for all vessels of the fleet, except for the one vessel on bare-boat charter. Total operating costs were $36.2 million during the quarter ended June 30, 2016, compared to $37.1 million during the second quarter of 2015, a decrease of 2.6%. Reductions in virtually all categories were achieved by the technical managers. There was no single area where material economies were achieved, nor were there differences resulting from changes in the exchange rate between the Euro and US dollar, which in previous periods gave rise to significant variances. As a percentage of voyage revenues, vessel operating expenses were 30.2% in the second quarter of 2016 and 24.1% in the second quarter of 2015, revenues having decreased in the second quarter of 2016. In the six month periods, operating expenses in total decreased to $71.1 million, down 2.8% from the $73.1 million for the first half-year of 2015. As a percentage of voyage revenues, operating costs were 29.4% in the first six months of 2016 and 24.1% in the first six months of 2015, the increase in the first half of 2016 being due to the reduced revenue achieved.

Average operating expenses per ship per day for those vessels in the fleet incurring operating expenses decreased to $8,026 for the quarter ended June 30, 2016, a reduction from $8,164 in the second quarter of 2015, a decrease of $138 per day, or 1.7%. For the six month periods, there was a decrease in average daily operating expenses per vessel to $7,958 from $8,080, a reduction of $122 daily, or 1.5%.

The decrease in the average daily vessel operating expenses in the second quarter is due to reduced costs in all categories, mainly due to improved efficiencies achieved by the technical managers, both in maintaining the vessels and within the purchasing procedures, despite the addition of two suezmaxes and a VLCC which would have increased the average daily operating expenses per vessel as the operating expenses for such large vessels is proportionally greater than for smaller categories of tankers. Efficiencies in purchasing procedures were particularly improved with respect to the acquisition of spare parts. Some savings were also achieved on insurance costs, a reflection of a relatively low claims record.

Depreciation and amortization of deferred charges

Depreciation and amortization charges totaled $26.9 million in the second quarter of 2016, compared to $27.2 million in the second quarter of 2015, a 1.0% decrease.

Depreciation amounted to $25.4 million in the second quarter of 2016 and $25.0 million in the second quarter of 2015, the increase being mainly due to the acquisition of two vessels, the aframax tanker Elias Tsakos and the VLCC tanker Ulysses during the second quarter of 2016. For the first six months of 2016, depreciation was $50.1 million, compared to $49.7 million in the first six months of 2015, a 0.9% increase.

Amortization of deferred dry-docking charges was $1.5 million during the second quarter of 2016, compared to $2.2 million during the second quarter of 2015. For the six month periods ended June 30, 2016 and 2015, amortization of deferred charges was $2.9 million and $3.6 million, respectively. The decrease in both the three and six month periods is primarily due to the immediate write-off of $0.8 million of deferred charges relating to the product carrier Delphi, which was accounted for as held for sale at June 30, 2015 and sold in mid-July 2015.

Impairment

In the first half of 2016, vessel values had declined from values determined in prior periods. Forty-five of our vessels had carrying values in excess of market values. However, the Company’s impairment tests did not indicate that an impairment charge was required for any vessel of the fleet at June 30, 2016. No impairment charge was required as at December 31, 2015.

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive award and stock compensation expense.

General and administrative expenses (G&A) totaled $7.5 million in the second quarter of 2016, compared to $5.3 million in the second quarter of 2015, a 40.6% increase mainly due to a management incentive award, as explained below. For the six months ended June 30, 2016, G&A totaled $12.9 million compared to $11.9 million for the first six months of 2015, an 8.7% increase, mainly due to the management incentive award, as explained below.

Management fees totaled $4.2 million during both quarters ended June 30, 2015 and 2016, the average number of vessels for both periods being only marginally different at 50.0 and 50.5 respectively. Similarly, for the six months ended June 30, 2016 and 2015, management fees were $8.4 million, the respective average number of vessels being almost the same at 50.1 and 50.0. There has been no increase in management fees payable to the management company in 2015 and 2016 to date.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. Both parties have agreed that for 2015 and 2016, there should be no increase.

In the first half of 2016, all the vessels in the fleet have been managed by TCM, apart from the LNG carrier Neo Energy, the VLCCs Millennium and Ulysses, and the suezmax Eurochampion 2004, which have been managed by third-party managers.

Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for Neo Energy are $35,833, of which $10,000 are payable to the management company and $25,833 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month. Management fees for Millennium are $20,400 per month. Management fees for Ulysses are $27,500 per month, of which $13,940 are payable to a third-party manager. Management fees for Eurochampion 2004 are $27,500 per month, of which $12,000 are payable to a third party manager. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

Administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Such expenses were $1.5 million and $1.1 million during the quarters ended June 30, 2016 and 2015, respectively, the increase being due to higher directors’ expenses and fees and promotional expenses, plus a charitable donation to disaster victims in trading areas, offset in part by lower professional fees. For the six months ended June 30, 2016 and 2015, administrative expenses were $2.7 million and $2.3 million, respectively. The increase is for reasons similar to those for the second quarter increase.

In May 2016, the Board of Directors decided to reward the management company with an award of $2.6 million based on various agreed performance criteria, and taking into account cash availability and market volatility. The award is accounted for on a straight-line basis within the year it is determined. As a consequence, an amount of $1.3 million relating to the first half of 2016 was included in the second quarter General and administrative expenses. There was no similar award in the second quarter of 2015, a specific award for 2014 of $1.1 million having been accounted for in the first quarter of 2015. Therefore, in the first half of 2016 and the first half of 2015, the incentive awards were $1.3 million and $1.1 million, respectively. In addition, it was decided by the Board of Directors that a stock compensation award of 87,500 restricted stock units should be awarded to non-executive directors to vest immediately, the cost of which is based on the share price of the stock on the date that the directors were notified. The total cost was $0.5 million, which is included in the second quarter General and administrative expenses. There was no similar award during 2015.

General and administrative expenses plus the management fees and any incentive or stock compensation award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,621 for the second quarter of 2016, compared to $1,165 in the second quarter of 2015. The increase is mainly due to the timing of the management incentive award and the stock compensation award, discussed above. For the respective six month periods, the daily overhead per vessel was $1,414 and $1,310, the increase being mainly due to higher total administration expenses.

Operating income

Income from vessel operations was $24.3 million during the second quarter of 2016, compared to $49.2 million during the second quarter of 2015. During the first half of 2016, income from vessel operations was $57.4 million, compared to $94.9 million during the first half of 2015, representing a decrease of 39.5%.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	$ million	$ million	$ million	$ million
Interest on loans	8.5	7.2	16.3	14.3
Interest rate swaps cash settlements	2.4	1.6	3.3	2.1

Total interest	10.9	8.8	19.6	16.4
Less: Interest capitalized	(1.1)	(0.7)	(2.4)	(1.3)

Interest expense, net	9.8	8.1	17.2	15.1
Change in fair value of interest rate swaps	(1.6)	(1.0)	(1.4)	(0.8)
Bunker hedging instruments cash settlements	—	1.6	0.3	4.6
Change in fair value of bunker hedging instruments	(0.6)	(1.5)	(1.0)	(4.3)
Other finance costs	0.4	0.7	0.8	1.8

Net total	8.0	7.9	15.9	16.4

Interest and finance costs, net, were $8.0 million for the second quarter of 2016, compared to $7.9 million for the quarter ended June 30, 2015, a 1.0% increase. Loan interest in the second quarter 2016 (excluding the impact of interest rate swaps) increased by 18.5% to $8.5 million from $7.2 million in the second quarter of 2015. The average balance of outstanding debt was approximately $1,470 million for the second quarter of 2016 compared to $1,409 million for the previous year’s second quarter. The average loan interest rate also increased to 2.28% during the second quarter of 2016 from 2.01% in the second quarter of 2015, due to increased interest rates.

Interest paid on hedging and non-hedging interest rate swaps amounted to $2.4 million in the second quarter 2016 compared to $1.6 million in the second quarter of 2015, due to one additional hedging interest rate swap that became effective in the second quarter of 2015 with interest payable within the first half of 2016.

For the six months ended June 30, 2016, interest and finance costs were $15.9 million, compared to $16.4 million for the six months ended June 30, 2015, a 2.9% decrease. Loan interest increased to $16.3 million in the six months ended June 30, 2016 from $14.3 million in the six months ended June 30, 2015 due to increase of the average loan balances from $1,409 million to $1,441 million. Interest rates on loans averaged 2.3% in the six months ended June 30, 2016, while in the first half of 2015 they averaged 2.0%, the increase being due to higher interest rates, as explained above. Interest paid on hedging and non-hedging swaps increased to $3.3 million in the six months ended June 30, 2016 from $2.1 million in the prior year period due to two additional hedging interest rate swaps that became effective in the first half of 2015 with interest payable within the first half of 2016.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest was $1.1 million in the second quarter of 2016 compared to $0.7 million in the prior year quarter. For the first six months of 2016 and 2015, capitalized interest was $2.4 million and $1.3 million, respectively, due to increased amounts drawn for vessels under construction in the first half of 2016.

There was a positive movement in the fair value (mark-to-market) of the non-hedging interest rate swaps including accrued interest on hedging interest rate swaps, of $1.6 million in the second quarter of 2016, compared to $1.0 million in the second quarter of 2015. In the six months ended June 30, 2016, there was a positive movement of $1.4 million, compared to a positive movement of $0.8 million for the first six months of 2015.

There was no cash settlement on non-hedging bunker swaps in the second quarter of 2016, compared to the cash settlement of $1.6 million in the second quarter of 2015. Those bunker swaps expired as at December 31, 2015. Bunker derivative instruments had positive movements on the fair market value of $0.6 million in the second quarter of 2016 and $1.5 million in the prior year quarter. In the first six months of 2016, there was a cash settlement of $0.3 million on bunker hedges, while during the first six months of 2015, total cash paid on the bunker hedges totaled $4.6 million. There was positive movement in the fair market value of bunker derivative instruments amounting to $1.0 million and $4.3 million in the first six months of 2016 and 2015, respectively.

Other finance costs amounted to $0.4 million in the second quarter of 2016 and $0.7 million in the second quarter of 2015. In the first half of 2016, other finance costs amounted to $0.8 million compared to $1.8 million in the first half of 2015. The first half of 2015 includes project finance costs which were expensed as they would have to be repeated if the project to which they related actually occured. There were no such costs in the first half of 2016.

Interest income

Total income derived from bank deposits was $0.1 million during both the second quarter of 2016 and 2015. For the six month periods ended June 30, 2016 and 2015, $0.3 million and $0.1 million were earned respectively.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. There was an insignificant loss attributable to the non-controlling interest in the second quarter of 2016, compared to small income in the prior year quarter. For the six months ended June 30, 2016 and 2015, the net loss attributable to the non-controlling interest was under $0.1 million in both periods.

Net income

As a result of the foregoing, the net income attributable to Tsakos Energy Navigation Limited for the quarter ended June 30, 2016, was $16.4 million, or $0.15 earnings per share, excluding cumulative preferred dividends of $4.0 million on our Series B, Series C and Series D Preferred shares, versus net income of $41.3 million, or $0.45 earnings per share, excluding cumulative preferred dividends of $3.4 million for the quarter ended June 30, 2015. The net income attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2016, was $41.8 million, or $0.39 earnings per share, excluding the effect of cumulative dividends of $7.9 million on our preferred stock, versus $78.6 million net income, or $0.86 earnings per share, excluding the effect of cumulative preferred dividends of $5.5 million for the six months ended June 30, 2015.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in 2016 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2016 and the first half of 2017, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through June 30, 2017, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) at June 30, 2016, amounted to $1.6 million positive, compared to $35.0 million at December 31, 2015.

Current assets decreased to $408.7 million at June 30, 2016 from $452.2 million at December 31, 2015, mainly due to decreased cash and cash equivalents during the six month period. Current liabilities remained almost the same at $400.2 million for the period ended June 30, 2016 and $400.6 million at December 31, 2015.

Net cash provided by operating activities was $39.6 million in the quarter ended June 30, 2016, compared to $42.1 million in the previous year’s second quarter. For the six month respective periods, net cash from operating activities was $93.3 million in 2016, compared to $97.5 million in the first six months of 2015. The decrease in both periods was due to the significant decrease in revenue arising from the softening of the market for crude tankers as discussed further above and improved collectability of outstanding receivables.

Net cash used in investing activities was $159.4 million for the quarter ended June 30, 2016, and $32.8 million for the quarter ended June 30, 2015. Net cash used in investing activities was $256.1 million in the six months ended June 30, 2016, compared to $76.7 million during the six months ended June 30, 2015. In the first half of 2016, $219.9 million was paid for the acquisition of the suezmax tanker Decathlon, the aframax tanker Elias Tsakos and the VLCC tanker Ulysses and a further $1.2 million for additions and improvements to existing vessels, while $35.0 million was paid relating to the newbuilding program, compared to $74.8 million in the prior year six month period. There were one LNG carrier, eight aframaxes, one DP2 suezmax shuttle tanker, two LR1 product carriers and one VLCC tanker under construction as at June 30, 2016. At June 30, 2016, the remaining yard installments to be paid for the vessels under construction amounted to $573.4 million, of which $467.1 million will be covered by debt. The LNG carrier is expected to be delivered in the fourth quarter of 2016, the remaining aframaxes are expected to be delivered at various dates by the fourth quarter of 2017, and the DP2 shuttle tanker in the first quarter of 2017. VLCC vessel Hercules is expected to be delivered in the first quarter 2017.

Net cash provided by financing activities was $106.2 million in the quarter ended June 30, 2016, compared to $69.8 million during the quarter ended June 30, 2015. Net cash provided by financing activities was $127.1 million in the six months ended June 30, 2016, compared to $56.0 million during the six months ended June 30, 2015. In the second quarter of 2016, the amount of $100.0 million was drawn for the two newly acquired vessels, the aframax tanker Elias Tsakos and the VLCC tanker Ulysses, the amount of $60.8 million was drawn for eight vessels under construction and the amount of $12.0 was drawn as part of refinancing program while in the second quarter of 2015, $29.0 million of new debt was drawn down for the pre-delivery financing of one aframax tanker ($5.1 million), two LR1 product carriers ($14.1 million) and the shuttle tanker ($9.8 million) under construction. Payments of long term debt amounted to $39.8 million for the second quarters of 2016 and $ 33.9 million for the respective prior year quarter.

Total debt outstanding decreased from $1,424.7 million at the beginning of the second quarter of 2016, to $1,557.8 million at the end of the quarter. The debt to capital (equity plus debt) ratio was 52.4% at June 30, 2016 (or 47.8% on a net of cash basis). One new interest rate swap has been arranged in the second quarter of 2016. Interest rate swap coverage on outstanding loans, including fixed interest loan coverage, at June 30, 2016 was approximately 16.1%.

On December 8, 2015, the Company announced the resumption of the share repurchase program for its common and/or its preferred shares previously authorized by its Board of Directors. The Company had available up to $20 million from its previously authorized program. As at June 30, 2016, the Company has acquired as treasury stock, 3,271,576 shares for a total amount of $18.6 million.

On April 8, 2016, under the Company’s share-based plan the Company granted 87,500 restricted share units to non-executive directors out of the repurchased treasury stock, which vested immediately. A related amount of $0.5 million was accounted for as stock compensation expense.

On September 9, 2016, the Company declared a dividend of $0.08 per common share to be paid on November 10, 2016.

On February 16, 2016 and May 31, 2016, a quarterly dividend of $0.08 per common share was declared and paid on April 7, 2016 and on August 10, 2016 to shareholders of record as of March 30, 2016 and August 3, 2016, respectively. Quarterly dividends of $0.06 per common share were paid on February 19, 2015 and on May 28, 2015 amounting to $10.2 million in total. On May 22, 2015, the Company declared a $0.06 per common share dividend payable on September 10, 2015 to common shareholders of record on September 3, 2015. The payment and the amount of dividends are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

On August 1, 2016 and October 31, 2016, the Company paid dividends of $0.50 per share each, or $2.0 million in total, and $0.55469 per share, or $2.2 million in total, on its 8.00% Series B and its 8.875% Series C Preferred Shares, respectively.

On January 29, 2016 and May 2, 2016, the Company paid dividends of $0.50 per share each, or $2.0 million in total, on its 8.00% Series B Preferred Shares and on the same dates, the Company paid dividends of $0.5547 per share each, or $2.2 million in total, on its 8.875% Series C Preferred Shares.

On January 30, 2015 and April 30, 2015, the Company paid dividends of $0.50 per share each, or $2.0 million in total, on its 8.00% Series B Preferred Shares. On January 29, 2015 and April 29, 2015, the Company paid dividends of $0.5547 per share each, or $2.2 in total, on its 8.875% Series C Preferred Shares.

Preferred share dividends on the Series B and C Preferred Shares will be payable in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s board of directors.

On August 29, 2016, the Company paid a dividend of $0.546875 per share, or $1,860 in total, for its Series D Preferred Shares.

On February 29, 2016 and May 31, 2016, the Company paid dividends of $0.546875 per share, or $3,719 in total, on its Series D Preferred Shares.

Preferred share dividends on the Series D Preferred Shares are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by the Company’s board of directors.

As at June 30, 2016, the Company was in compliance with loan financial covenants contained within its thirty-seven loan agreements, based on vessel valuations provided by reputable third-party ship brokers, with the exception of one loan, where the value-to-loan ratio was not in compliance, with a minor shortfall, which was remediated with a scheduled repayment in August 2016, assuming the same vessel valuation.